FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 29, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q1 2021
Interim Management Statement

                           natwestgroup.com

NatWest Group plc
Q1 2021 Interim Management Statement

Alison Rose, Chief Executive Officer, commented:

"NatWest Group's profit in the first quarter of 2021 is a result of a good operating performance in our core franchises as well as modest impairment releases that reflect the better than expected performance of our loan book across the first three months of the year.

We continue to make progress against our strategic targets; growing in key areas, simplifying the bank and accelerating our digital transformation to meet the rapidly evolving needs of our customers. We are also pleased that we were able to use some of our excess capital to buy back shares from the UK Government.

Defaults remain low as a result of the UK Government support schemes and there are reasons for optimism with the vaccine programmes progressing at pace and restrictions being eased. However, there is continuing uncertainty for our economy and for many of our customers as a result of COVID-19. Our capital strength and well-diversified balance sheet means NatWest Group is well positioned to help people, families and businesses to rebuild and thrive.

We are building a relationship bank for a digital world. A bank that champions potential and plays a positive role in society in order to build long-term value and drive sustainable returns for our shareholders."

Good financial performance in a challenging environment with better than expected performance of the loan portfolio
●	Q1 2021 operating profit before tax of £946 million and an attributable profit of £620 million.
●
Income across the UK and RBSI retail and commercial businesses, excluding notable items, decreased by £203 million, or 8.0%, compared with Q1 2020 reflecting the lower yield curve, subdued transactional business activity and lower consumer spending, partially offset by balance sheet growth.

●
Bank net interest margin (NIM) of 1.64% was 2 basis points lower than Q4 2020 principally reflecting lower structural hedge income, 3 basis points, partly offset by mortgage margin improvement, 1 basis point.

●	Other expenses, excluding operating lease depreciation (OLD) and Ulster Bank RoI direct costs, were £72 million, or 4.5%, lower than Q1 2020.
●	A net impairment release of £102 million in Q1 2021 reflects releases in non-default portfolios, principally in Commercial Banking.
Robust balance sheet with strong capital and liquidity levels
●
CET1 ratio of 18.2% was 30 basis points lower than Q4 2020, reflecting the directed buy back, associated pension contribution, and foreseeable dividend accrual partially offset by the reduction in RWAs and the attributable profit for the period.

●
The liquidity coverage ratio (LCR) of 158%, representing £64.9 billion above 100%, decreased by 7 percentage points compared with Q4 2020, following a repayment of the Term Funding Scheme with additional incentives for SMEs (TFSME).

●
Net lending decreased by £1.8 billion to £358.7 billion in comparison to Q4 2020. Across the UK and RBSI retail and commercial businesses, net lending excluding UK Government support schemes, increased by £2.2 billion, or 3.0% on an annualised basis, including £3.4 billion related to mortgages. Retail Banking gross new mortgage lending was £9.6 billion in the quarter.

●
Customer deposits increased by £21.6 billion compared with Q4 2020 to £453.3 billon. Across the UK and RBSI retail and commercial businesses customer deposits increased by £12.1 billion, or 3.0%, as customers sought to retain liquidity and reduced spending. Treasury repo activity drove a further £10.9 billion increase in the quarter.

●	RWAs decreased by £5.6 billion compared with Q4 2020 mainly reflecting reductions in Retail Banking and Commercial Banking.

Outlook(1)
We retain the outlook guidance provided in the 2020 Annual Results document.

Note:
(1)   The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc "Risk Factors" section  on pages 345 to 362 of the 2020 Annual Report and Accounts and on pages 156 to 172 of the NatWest Markets Group Plc 2020 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Our purpose in action
We champion potential, helping people, families and businesses to thrive. By working to benefit our customers, colleagues and communities, we will deliver long-term value and drive sustainable returns to our shareholders. Some key achievements in Q1 2021 include:

People and families
●
NatWest Group is participating in the new mortgage guarantee scheme, which provides a UK Government guarantee to lenders on mortgages with just a 5% deposit and will help many customers for whom home ownership has felt far out of reach.

●
As part of our Digital Regular Saver, launched in 2020, we recently announced a £10,000 prize draw that will provide further incentive to our customers to start and continue saving, helping them build financial security.

●
Our Personal Portfolio Funds - available through NatWest Invest, Royal Bank Invest and Coutts Invest - support customers to invest in their futures. Less than five years since their launch, Assets under Management have exceeded £1 billion, with 30% growth in Q1 2021.

●
We teamed up with the creators of 'No Really, I'm Fine' - a mental health podcast - to bring listeners the 'Mind Over Money' podcast tackling the issue of financial wellbeing, with practical tips to avoid scams, manage spending habits and deal with a financial crisis.

Businesses
●
In response to our SME Recovery Report, NatWest Group announced a £6 billion funding commitment to support SMEs to scale and grow, with £4 billion allocated outside London. We also formed new strategic partnerships with Business in The Community (BITC), Hatch and Digital Boost, to empower underrepresented entrepreneurs and communities to embed new skills and technology.

●
Commercial Banking is playing a key role in helping customers recover and grow, through Pay As You Grow for existing Bounce Back Loans and supporting access to finance through the new Recovery Loan Scheme.

●
Coutts has partnered with the Business Growth Fund to develop the UK Enterprise Fund. This fund will co-invest equity growth capital, taking minority stakes in businesses looking to scale in the UK, with a focus on investing in female and diverse entrepreneurs.

●
NatWest Group has joined forces with Microsoft to help UK businesses better understand their carbon footprint and create tailored action plans to reduce their carbon emissions, leveraging digital technologies.

Colleagues
●
In our sixth year as headline sponsor of National Careers Week, we announced the creation of 240 social mobility apprenticeships across contact centre, digital, technology and innovation skills. The new roles will support young people facing barriers in their early career, giving them the tools and support they need to succeed.

●
In response to the pandemic's significant impact on young people, in partnership with the Bank Workers Charity, we have launched a free online counselling and wellbeing support service - Kooth - for the dependants of current and former colleagues in the UK, aged 11-18 years old.

●
In Q1 2021, we launched the Chartered Banker Institute Enterprise Membership to our colleagues, providing access to award winning professional content, toolkits and development material, one of the many ways we are supporting our colleagues to be the best they can be.

Communities
●
One of our Edinburgh offices has been transformed into a mass vaccination centre, at no cost to the NHS. The centre is running 12 hours a day, seven days a week and is currently capable of providing 480 appointments every day.

●
In Q1 2021, NatWest Group issued a €1 billion affordable housing social bond, the first of its kind by a UK bank. The proceeds will support lending to not-for-profit, UK housing associations as part of our commitment to provide £3 billion of funding to the UK's affordable housing sector by the end of 2022.

●
NatWest Group launched an innovative offering with Octopus Energy to help people and businesses switch to electric vehicles. It provides tailored advice, charging infrastructure funding solutions and access to some of the latest renewable technologies.

●
NatWest Group was recently announced as a corporate patron of the National Emergencies Trust (NET).  Alongside the NET's other patrons, we'll play an active role in shaping the response to future emergencies, having helped to raise £10 million for the NET Coronavirus Appeal in 2020.

Business performance summary

Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
Total income	£2,659m	£2,535m	£3,162m
Operating expenses	(£1,815m)	(£2,341m)	(£1,841m)
Profit before impairment releases/(losses)	£844m	£194m	£1,321m
Operating profit before tax	£946m	£64m	£519m
Profit/(loss) attributable to ordinary shareholders	£620m	(£109m)	£288m

Excluding notable items within total income (1)
Total income excluding notable items	£2,673m	£2,616m	£3,047m
Operating expenses	(£1,815m)	(£2,341m)	(£1,841m)
Profit before impairment releases/(losses) and excluding notable items	£858m	£275m	£1,206m
Operating profit before tax and excluding notable items	£960m	£145m	£404m

Performance key metrics and ratios
Bank net interest margin (NatWest Group NIM excluding NWM) (2)	1.64%	1.66%	1.89%
Bank average interest earning assets (NatWest Group excluding NWM) (2)	£480bn	£473bn	£422bn
Cost:income ratio (2)	67.8%	92.2%	57.7%
Loan impairment rate (2)	(11bps)	14bps	90bps
Earnings per share - basic	5.1p	(0.9p)	2.4p
Return on tangible equity (2)	7.9%	(1.4%)	3.6%

	31 March	31 December	31 March
	2021	2020	2020
Balance sheet
Total assets	£769.8bn	£799.5bn	£817.6bn
Funded assets (2)	£646.8bn	£633.0bn	£608.9bn
Loans to customers - amortised cost	£358.7bn	£360.5bn	£351.3bn
Loans to customers and banks - amortised cost and FVOCI (3)	£371.0bn	£372.4bn	£364.0bn
Impairment provisions - amortised cost	£5.6bn	£6.0bn	£4.2bn
Total impairment provisions (3)	£5.8bn	£6.2bn	£4.3bn
Expected credit loss (ECL) coverage ratio (3)	1.56%	1.66%	1.19%
Assets under management and administration (AUMA) (2)	£32.6bn	£32.1bn	£26.7bn
Customer deposits	£453.3bn	£431.7bn	£384.8bn

Liquidity and funding
Liquidity coverage ratio (LCR)	158%	165%	152%
Liquidity portfolio	£263bn	£262bn	£201bn
Net stable funding ratio (NSFR) (4)	153%	151%	138%
Loan:deposit ratio (2)	79%	84%	91%
Total wholesale funding	£61bn	£71bn	£86bn
Short-term wholesale funding	£20bn	£19bn	£32bn

Capital and leverage
Common Equity Tier (CET1) ratio (5)	18.2%	18.5%	16.6%
Total capital ratio	24.0%	24.5%	21.4%
Pro forma CET1 ratio, pre dividend accrual (6)	18.6%	18.8%	16.6%
Risk-weighted assets (RWAs)	£164.7bn	£170.3bn	£185.2bn
CRR leverage ratio (5)	5.0%	5.2%	5.1%
UK leverage ratio	6.2%	6.4%	5.8%
Tangible net asset value (TNAV) per ordinary share	261p	261p	273p
Number of ordinary shares in issue (millions) (7)	11,560	12,129	12,094

Notes:
(1)	Refer to page 5 for details of notable items within total income.
(2)	Refer to the Appendix for details of the basis of preparation and reconciliation of non-financial and performance measures.
(3)
  Refer to page 15 for further details. 31 March 2020 has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 on page 264 in the NatWest Group plc 2020 Annual Report and Accounts for further details.

(4)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(5)	Based on CRR end point including the IFRS 9 transitional adjustment of £1.7 billion. Excluding this adjustment, the CET1 ratio would be 17.2% and the CRR leverage ratio would be 4.7%.
(6)
  The pro forma CET1 ratio at 31 March 2021 excludes foreseeable charges of £547 million for ordinary dividend including £200 million (11bps) in Q1 2021 (31 December 2020 excludes foreseeable charges of £364 million for ordinary dividend (3p per share) and £266 million pension contribution). At 31 March 2020 there was no charge in CET1 for foreseeable dividends or charges.

(7)
  In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI). NatWest Group cancelled 391 million of the purchased ordinary shares, and held the remaining 200 million in own shares held. The number of ordinary shares in issue excludes own shares held.

Non-IFRS financial measures
This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations, where applicable, refer to the Appendix.

Business performance summary
Chief Financial Officer review

In the first quarter of 2021 we have continued to make progress against our strategic objectives and have delivered a good financial performance. We continue to support our customers through this period of uncertainty and expect to grow lending, excluding UK Government financial support schemes, in our UK and RBSI retail and commercial businesses above the market rate in 2021, whilst reducing costs by around 4%. The Q1 2021 results include a small impairment release, as support schemes continue to mitigate realised levels of default. Finally, our capital and liquidity positions remain robust.

Financial performance
Total income decreased by £503 million, or 15.9%, compared with Q1 2020. Excluding notable items, income decreased by £374 million, or 12.3%, due to the lower yield curve, subdued transactional business activity and a more normalised level of customer activity in NatWest Markets, partially offset by balance sheet growth. Bank NIM of 1.64% decreased by 2 basis points compared with Q4 2020 as lower structural hedge income, 3 basis points, was partly offset by mortgage margin improvement, 1 basis point.

We achieved a cost reduction of £72 million, or 4.5%, compared with Q1 2020 mainly reflecting actions taken in NatWest Markets in line with the strategic announcement made in February 2020 and other actions across Retail Banking and Commercial Banking. Headcount was 5.7% lower than Q1 2020. Strategic costs in the quarter of £160 million included £53 million redundancy charges, £24 million related to property charges and a £14 million charge related to technology spend.

Whilst we continue to navigate a high degree of uncertainty in the wider economic environment, a net impairment release of £102 million in the quarter reflects releases in non-default portfolios, principally in Commercial Banking, as support schemes continue to mitigate realised levels of default. Total impairment provisions decreased by £0.4 billion to £5.8 billion in the quarter, which resulted in a reduction in the ECL coverage ratio from 1.66% at Q4 2020 to 1.56%.

As a result, we are pleased to report an attributable profit of £620 million, with earnings per share of 5.1 pence and a return on tangible equity (RoTE) of 7.9%.
We continued to support our customers during this period of uncertainty, whilst taking a measured approach to risk. Across the UK and RBSI retail and commercial businesses, net lending excluding UK Government support schemes increased by £2.2 billion, or 3.0% on an annualised basis, including £3.4 billion of mortgage growth partially offset by lower unsecured balances and a reduction in SME & mid corporate lending.

Customer deposits increased by £21.6 billion, or 5.0%, to £453.3 billon in the quarter. Across the UK and RBSI retail and commercial businesses customer deposits increased by £12.1 billion, or 3.0%, as customers sought to retain liquidity and reduced spending. Treasury repo activity drove a further £10.9 billion increase in the quarter.

Capital and leverage
Following the successful directed buy back in March 2021, the CET1 ratio remains robust at 18.2%, or 17.2% excluding IFRS 9 transitional relief. The 30 basis points reduction in the quarter reflected the directed buy back, and associated pension contribution, 72 basis points, and foreseeable dividend accrual, 11 basis points, partially offset by the reduction in RWAs and the attributable profit for the period. The total capital ratio decreased by 50 basis points in the quarter to 24.0%.

RWAs of £164.7 billion decreased by £5.6 billion, or 3.3%, in the quarter reflecting business movements, including lower unsecured lending, of £2.5 billion, risk parameter improvements of £1.0 billion, Commercial Banking capital management activity and FX movements of £1.3 billion.

TNAV per share was in line with Q4 2020 at 261 pence as the attributable profit and directed buy back were offset by movements in FX reserves, cash flow hedging reserves and the dividend linked pension contribution.

The UK leverage ratio of 6.2% decreased by 20 basis points in the quarter.
Funding and liquidity
The liquidity portfolio was £263 billion at the end of Q1 2021, broadly stable with Q4 2020, and the LCR decreased by 7 percentage points to 158%, representing £64.9 billion headroom above 100%, reflecting the £5.0 billion TFSME repayment in January 2021, the redemption of own debt, directed buy back and other balance sheet movements, partially offset by the 3.0% increase in customer deposits. The loan:deposit ratio reduced by 5 percentage points in the quarter to 79%.

Total wholesale funding decreased by £10 billion compared with Q4 2020. Short term wholesale funding increased by £1.0 billion in the quarter to £20 billion.

Summary consolidated income statement for the period ended 31 March 2021

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Net interest income	1,931	1,971	1,942
Own credit adjustments	2	(43)	155
Other non-interest income	726	607	1,065
Non-interest income	728	564	1,220
Total income	2,659	2,535	3,162
Litigation and conduct costs	(16)	(194)	4
Strategic costs	(160)	(326)	(131)
Other expenses	(1,639)	(1,821)	(1,714)
Operating expenses	(1,815)	(2,341)	(1,841)
Profit before impairment releases/(losses)	844	194	1,321
Impairment releases/(losses)	102	(130)	(802)
Operating profit before tax	946	64	519
Tax charge	(233)	(84)	(188)
Profit/(loss) for the period	713	(20)	331

Attributable to:
Ordinary shareholders	620	(109)	288
Preference shareholders	5	5	8
Paid-in equity holders	87	83	97
Non-controlling interests	1	1	(62)

Notable items within total income
Own credit adjustments (OCA)	2	(43)	155
FX recycling loss in Central items & other	-	(1)	(64)
Liquidity Asset Bond sale gain	-	2	93
IFRS volatility in Central items & other (1)	(1)	45	(66)
Loss on redemption of own debt	(118)	-	-
Retail Banking debt sale gain	-	1	-
Metro Bank mortgage portfolio acquisition loss	-	(58)	-
Commercial Banking fair value and disposal loss	(14)	(27)	(19)
NatWest Markets asset disposals/strategic risk reduction (2)	(4)	(8)	-
Share of gains under equity accounting for Business Growth Fund	121	8	16
Total	(14)	(81)	115

Notes:
(1)   IFRS volatility relates to derivatives used for risk management not in IFRS hedge accounting relationships and IFRS hedge ineffectiveness.
(2)  Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

Business performance summary
Retail Banking
	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Total income	1,056	974	1,150
Operating expenses	(587)	(818)	(529)
of which: Other expenses	(557)	(566)	(592)
Impairment losses	(34)	(65)	(297)
Operating profit	435	91	324
Return on equity	23.0%	3.8%	15.5%
Net interest margin	2.06%	2.03%	2.28%
Cost:income ratio	55.6%	84.0%	46.0%
Loan impairment rate	8bps	15bps	72bps

	As at
	31 March	31 December
	2021	2020
	£bn	£bn
Net loans to customers - amortised cost	174.8	172.3
Customer deposits	179.1	171.8
RWAs	35.0	36.7

During Q1 2021, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk. Lending growth in the quarter was supported by a strong performance in mortgages, with gross new mortgage lending of £9.6 billion in the quarter, partially offset by the continued UK Government restrictions impacting customer spending and resulting in higher repayments of unsecured balances.

●
Retail Banking continues to support customers whose income has been impacted by COVID-19. As at 31 March 2021, Retail Banking had c.12,000 active mortgage repayment holidays, representing around 1% of the book by volume, and approximately 16,000, or 2%, of personal loan customers on active repayment holidays at the end of Q1 2021.

●
Total income was £94 million, or 8.2%, lower than Q1 2020 primarily due to lower deposit returns and unsecured balances, combined with regulatory changes impacting fee income, partially offset by strong balance growth in mortgages and improved mortgage margins. Net interest margin increased by 3 basis points compared with Q4 2020 reflecting mortgage margin improvement, partially offset by lower hedge returns and lower unsecured balance mix. Mortgage completion margins of around 180 basis points were higher than the back book margin of around 160 basis points. Application margins were around 180 basis points in the quarter but decreased to around 165 basis points in the latter part of Q1 2021 primarily due to rising swap rates.

●	Other expenses were £35 million, or 5.9%, lower than Q1 2020 primarily reflecting a reduction in headcount.
●
Impairment losses of £34 million in Q1 2021 continue to reflect a low level of Stage 3 defaults, which benefitted from a £17 million provision release relating to a planned debt sale, and a small release from accounts flowing from Stage 2 back to Stage 1.

●
Net loans to customers increased by £2.5 billion, or 1.5%, compared with Q4 2020 due to continued strong mortgage growth of £3.0 billion, with gross new mortgage lending in the quarter of £9.6 billion, and flow share of approximately 13%. Personal advances and cards reduced by £0.2 billion and £0.3 billion respectively as customers spent less and made higher repayments, reflecting the impact of the UK Government restrictions.

●	Customer deposits increased by £7.3 billion, or 4.2%, compared with Q4 2020 as continued UK Government initiatives combined with restrictions, resulted in lower customer spend and increased savings.
●	RWAs decreased by £1.7 billion, or 4.6%, compared with Q4 2020 largely reflecting lower unsecured balances and continued quality improvements supported by rising house prices and customer behaviour.

Business performance summary
Private Banking

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Total income	185	184	201
Operating expenses	(121)	(91)	(123)
of which: Other expenses	(122)	(119)	(118)
Impairment releases/(losses)	-	(26)	(29)
Operating profit	64	67	49
Return on equity	12.4%	13.3%	9.8%
Net interest margin	1.79%	1.86%	2.25%
Cost:income ratio	65.4%	49.5%	61.2%
Loan impairment rate	0bps	61bps	73bps

	As at
	31 March	31 December
	2021	2020
	£bn	£bn
Net loans to customers - amortised cost	17.5	17.0
Customer deposits	33.5	32.4
RWAs	11.2	10.9
Assets Under Management (AUMs)	29.4	29.1
Assets Under Administration (AUAs) (1)	3.2	3.0
Total Assets Under Management and Administration (AUMA)	32.6	32.1

Note:
(1) Private Banking manages AUA portfolios on behalf of Retail Banking and RBS International and receives a management fee in respect of providing this service.
Private Banking delivered a resilient operating performance in the quarter, including strong balance growth, which supported a Q1 2021 return on equity of 12.4%. AUMA growth in the quarter included record investment inflows of £245 million into digital investment products: NatWest Invest, Royal Bank Invest and Coutts Invest, more than double the level seen in Q4 2020.

●
Private Banking remains committed to supporting clients through a range of initiatives, including the provision of mortgage and personal loan repayment deferrals in appropriate circumstances and via participation in the UK Government's financial support schemes. As at 31 March 2021, £61 million BBLS, £234 million CBILS and £44 million CLBILS had been approved.

●
Total income was £16 million, or 8.0%, lower than Q1 2020 primarily reflecting lower deposit returns partially offset by strong balance growth. Net interest margin decreased by 7 basis points compared with Q4 2020 reflecting lower deposit returns and higher liquidity portfolio costs.

● Net loans to customers increased by £0.5 billion, or 2.9%, compared with Q4 2020 due to mortgage lending growth.
●
AUMAs increased by £0.5 billion, or 1.6%, compared with Q4 2020 reflecting positive investment performance of £0.1 billion and net new money inflows of £0.4 billion, which were impacted by EEA resident client outflows following the UK's exit from the EU.

Business performance summary
Commercial Banking
	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Total income	941	951	1,008
Operating expenses	(583)	(656)	(610)
of which: Other expenses (excluding OLD)	(513)	(560)	(532)
Impairment releases/(losses)	117	(10)	(435)
Operating profit/(loss)	475	285	(37)
Return on equity	14.9%	8.1%	(2.5%)
Net interest margin	1.54%	1.56%	1.83%
Cost:income ratio	60.5%	67.8%	59.1%
Loan impairment rate	(43)bps	4bps	157bps

	As at
	31 March	31 December
	2021	2020
	£bn	£bn
Net loans to customers - amortised cost	106.6	108.2
Customer deposits	169.4	167.7
RWAs	71.6	75.1

Commercial Banking delivered a solid performance in Q1 2021 despite the continued impact of UK Government restrictions and a challenging operating environment. Commercial Banking will continue to play a key role in helping its customers recover and grow as the wider economy re-opens through Pay As You Grow, for existing Bounce Back Loan customers, and by supporting continued access to finance through the new Recovery Loan Scheme.

●
Commercial Banking continues to support customers through a comprehensive package of initiatives including participation in the UK Government's financial support schemes. As at 31 March 2021, £9.1 billion BBLS, £4.0 billion CBILS and £1.3 billion CLBILS had been approved and there were active payment holidays on c.8,900 customer accounts, representing 2% of the lending book by value, compared to 4% at the end of 2020.

●
Total income was £67 million, or 6.6%, lower than Q1 2020 reflecting lower deposit returns and subdued transactional business activity. Net interest margin decreased by 2 basis points compared with Q4 2020 mainly reflecting lower hedge returns.

●
Other expenses, excluding OLD, decreased by £19 million, or 3.6%, compared with Q1 2020 as cost reduction actions were partially offset by higher remediation costs and increased back office operations costs.

●	A net impairment release of £117 million in Q1 2021 mainly reflected a modest improvement in underlying portfolio credit metrics, with minimal Stage 3 defaults.
●
Net loans to customers decreased by £1.6 billion, or 1.5%, compared with Q4 2020 as lower SME & mid corporates lending and net RCF repayments of £0.3 billion were partially offset by £0.5 billion drawdowns against UK Government financial support schemes, including £0.3 billion related to BBLS and £0.2 billion related to CBILS. RCF utilisation remained stable with Q4 2020 at c.22% of committed facilities.

●
Customer deposits increased by £1.7 billion, or 1.0%, compared with Q4 2020 as customers continued to build and retain liquidity in light of economic uncertainty and the continued impact of UK Government initiatives.

●
RWAs decreased by £3.5 billion, or 4.7%, compared with Q4 2020 reflecting lower lending volumes, £0.6 billion active capital management, £0.5 billion lower operational risk and a £0.2 billion risk parameter improvement.

Business performance summary
International Banking & Markets
RBS International

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Total income	123	126	144
Operating expenses	(57)	(112)	(61)
of which: Other expenses	(52)	(73)	(60)
Impairment releases/(losses)	2	(27)	(15)
Operating profit/(loss)	68	(13)	68
Return on equity	17.5%	(5.5%)	19.4%
Net interest margin	1.06%	1.03%	1.45%
Cost:income ratio	46.3%	88.9%	42.4%
Loan impairment rate	(5)bps	81bps	44bps

	As at
	31 March	31 December
	2021	2020
	£bn	£bn
Net loans to customers - amortised cost	14.7	13.3
Customer deposits	33.3	31.3
RWAs	7.7	7.5

RBSI implemented a range of mobile and online banking enhancements, including the introduction of Cora for RBSI online and mobile, whilst continuing to support customers through the ongoing COVID-19 pandemic.

●
As at 31 March 2021, RBSI was supporting 106 mortgage repayment breaks, reflecting a mortgage value of £21 million, and was providing 226 business customers with working capital facilities, reflecting a value of £424 million, whilst continuing to suspend a range of fees and charges for its personal and business customers.

●
Total income was £21 million, or 14.6%, lower than Q1 2020 primarily reflecting the impact of the interest rate reductions on deposit income. Net interest margin increased by 3 basis points compared with Q4 2020 mainly reflecting higher average lending volumes in the Institutional Banking sector.

●	Other expenses were £8 million, or 13.3%, lower than Q1 2020 mainly reflecting lower project spend and an 11.1% reduction in headcount.
●	Net loans to customers increased by £1.4 billion, or 10.5%, compared with Q4 2020 reflecting incremental Funds business in the Institutional Banking sector.
●	Customer deposits increased by £2.0 billion, or 6.4%, compared with Q4 2020 due to an inflow of short term call deposits in the Institutional Banking sector as Funds customer activity increased.

Business performance summary
International Banking & Markets
NatWest Markets(1)

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Total income	189	73	543
of which:
- Income excluding asset disposals/strategic risk reduction and own credit adjustments	191	124	388
- Asset disposals/strategic risk reduction (2)	(4)	(8)	-
- Own credit adjustments	2	(43)	155
Operating expenses	(275)	(301)	(342)
of which: Other expenses	(240)	(244)	(298)
Impairment releases/(losses)	6	(2)	5
Operating (loss)/profit	(80)	(230)	206
Return on equity	(6.3%)	(15.0%)	8.7%
Cost:income ratio	145.5%	nm	63.0%

	As at
	31 March	31 December
	2021	2020
	£bn	£bn
Funded Assets	105.7	105.9
RWAs	26.5	26.9

Notes:
(1)   The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). The NatWest Markets segment excludes the Central items & other segment.
(2)   Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

NatWest Markets continued to make good progress on refocusing to better support NatWest Group's customers and to create a more sustainable business. During the quarter NatWest Markets maintained its strong performance in climate and sustainability financing delivering £3.0 billion of financing towards NatWest Group's 2021 target. Building on the momentum gained in 2020, further changes to simplify its operations were announced in the first quarter of 2021, including plans to consolidate its operational footprint in Asia. NatWest Markets also announced the last part of the One Bank strategy to bring teams and expertise together from across the bank.

●
Total income was £354 million, or 65.2%, lower than Q1 2020 reflecting more normalised levels of customer activity, with the prior period impacted by exceptional levels of market activity generated by the initial spread of the COVID-19 virus, a £153 million reduction in OCA, as credit spreads tightened, and disposal losses of £4 million in the current period.

●	Other expenses were £58 million, or 19.5%, lower than Q1 2020 reflecting continued reductions in line with the strategic announcement in February 2020.
●
RWAs decreased by £0.4 billion compared with Q4 2020 reflecting £0.6 billion lower counterparty credit risk and £0.5 billion lower credit risk partially offset by a £0.7 billion increase in market risk as customer activity increased from the seasonally lower level at the end of 2020.

Business performance summary
Ulster Bank RoI

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	€m	€m	€m
Total income	142	144	150
Operating expenses	(143)	(127)	(143)
of which: Other expenses	(132)	(112)	(137)
Impairment releases/(losses)	14	3	(32)
Operating profit/(loss)	13	20	(25)
Return on equity	2.6%	3.9%	(4.3%)
Net interest margin	1.49%	1.48%	1.56%
Cost:income ratio	100.7%	88.2%	95.3%
Loan impairment rate	(27)bps	(6)bps	58bps

	As at
	31 March	31 December
	2021	2020
	€bn	€bn
Net loans to customers - amortised cost	19.8	20.0
Customer deposits	21.7	21.8
RWAs	13.1	13.2

Note: (1) Ratios have been presented on a Euro basis. Comparatives have been restated.

Plans remain on track to proceed with a phased withdrawal from the Republic of Ireland over the coming years, which will be managed in an orderly and considered manner. Ulster Bank RoI remains open for business and continues to support its customers through this transition and challenges of COVID-19.  Constructive discussions remain ongoing with Allied Irish Banks, p.l.c. for the sale of a c.€4.0 billion portfolio of performing commercial loans and continue with Permanent TSB Group Holdings p.l.c. among other strategic banking counterparties about their potential interest in other parts of the bank.

●
Total income was €8 million, or 5.3%, lower than Q1 2020 reflecting a reduction in lending volumes and fee income due to COVID-19, partly offset by an increase in FX gains. Net interest margin of 1.49% was broadly stable compared with Q4 2020.

●	Other expenses were €5 million, or 3.6%, lower than Q1 2020 due to a 6.9% reduction in headcount and lower back office operations costs, partly offset by increased government levies.
●	A net impairment release of €14 million in the quarter primarily reflects improvements in the mortgage portfolio.
●	Net loans to customers decreased by €0.2 billion, or 1.0%, compared with Q4 2020 as repayments continued to exceed gross new lending of €0.4 billion.
●	Customer deposits decreased by €0.1 billion, or 0.5%, compared with Q4 2020 mainly due to a reduction in commercial balances. The loan:deposit ratio remained broadly stable at 91%.

Central items & other
	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Central items not allocated	(27)	(154)	(70)

●
A £27 million operating loss within central items not allocated mainly reflects a £118 million day one loss on redemption of own debt related to the repurchase of legacy instruments, which will result in annual net interest savings of c.£49 million, and strategic costs, largely offset by the £121 million share of gains under equity accounting for Business Growth Fund and other treasury income.

Segment performance

	Quarter ended 31 March 2021
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	973	115	643	89	(7)	94	24	1,931
Non-interest income	83	70	298	34	194	30	17	726
Own credit adjustments	-	-	-	-	2	-	-	2
Total income	1,056	185	941	123	189	124	41	2,659
Direct expenses
- staff costs	(116)	(34)	(141)	(26)	(111)	(47)	(397)	(872)
- other costs	(61)	(9)	(66)	(13)	(29)	(23)	(566)	(767)
Indirect expenses	(380)	(79)	(341)	(13)	(100)	(45)	958	-
Strategic costs
- direct	(11)	-	(26)	(4)	(30)	-	(89)	(160)
- indirect	(17)	(4)	(9)	(1)	(5)	(1)	37	-
Litigation and conduct costs	(2)	5	-	-	-	(9)	(10)	(16)
Operating expenses	(587)	(121)	(583)	(57)	(275)	(125)	(67)	(1,815)
Operating profit/(loss)before impairment (losses)/releases	469	64	358	66	(86)	(1)	(26)	844
Impairment (losses)/releases	(34)	-	117	2	6	12	(1)	102
Operating profit/(loss)	435	64	475	68	(80)	11	(27)	946
Additional information
Return on equity (1)	23.0%	12.4%	14.9%	17.5%	(6.3%)	2.5%	nm	7.9%
Cost:income ratio (1)	55.6%	65.4%	60.5%	46.3%	145.5%	100.8%	nm	67.8%
Total assets (£bn)	199.2	26.9	187.1	36.7	226.8	25.9	67.2	769.8
Funded assets (£bn) (1)	199.2	26.9	187.1	36.7	105.7	25.9	65.3	646.8
Net loans to customers - amortised cost (£bn)	174.8	17.5	106.6	14.7	7.5	16.9	20.7	358.7
Loan impairment rate (1)	8bps	0bps	(43)bps	(5)bps	nm	(27)bps	nm	(11)bps
Impairment provisions (£bn)	(1.8)	(0.1)	(2.7)	(0.1)	(0.1)	(0.7)	(0.1)	(5.6)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(0.9)	-	(0.1)	(0.5)	(0.1)	(2.4)
Customer deposits (£bn)	179.1	33.5	169.4	33.3	2.4	18.4	17.2	453.3
Risk-weighted assets (RWAs) (£bn)	35.0	11.2	71.6	7.7	26.5	11.1	1.6	164.7
RWA equivalent (RWAe) (£bn)	35.0	11.2	71.7	7.7	29.2	11.1	1.7	167.6
Employee numbers (FTEs - thousands)	15.8	1.9	9.5	1.6	2.1	2.7	26.0	59.6
Third party customer asset rate (2)	2.73%	2.36%	2.65%	2.29%	nm	2.35%	nm	nm
Third party customer funding rate (2)	(0.08%)	(0.00%)	(0.01%)	0.05%	nm	(0.06%)	nm	nm
Average interest earning assets (£bn) (1)	191.2	26.0	169.4	34.1	32.4	25.8	nm	512.2
Bank net interest margin (1)	2.06%	1.79%	1.54%	1.06%	na	1.48%	nm	1.64%
nm = not meaningful, na = not applicable.

Refer to page 14 for the notes to this table.

Segment performance

	Quarter ended 31 December 2020
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	949	118	667	85	(2)	101	53	1,971
Non-interest income	25	66	284	41	118	30	43	607
Own credit adjustments	-	-	-	-	(43)	-	-	(43)
Total income	974	184	951	126	73	131	96	2,535
Direct expenses
- staff costs	(117)	(32)	(141)	(25)	(90)	(48)	(385)	(838)
- other costs	(56)	(16)	(72)	(16)	(21)	(21)	(781)	(983)
Indirect expenses	(393)	(71)	(382)	(32)	(133)	(31)	1,042	-
Strategic costs
- direct	(6)	2	(35)	(37)	(50)	(3)	(197)	(326)
- indirect	(36)	(3)	(28)	(1)	(6)	(3)	77	-
Litigation and conduct costs	(210)	29	2	(1)	(1)	(8)	(5)	(194)
Operating expenses	(818)	(91)	(656)	(112)	(301)	(114)	(249)	(2,341)
Operating profit/(loss) before impairment (losses)/releases	156	93	295	14	(228)	17	(153)	194
Impairment (losses)/releases	(65)	(26)	(10)	(27)	(2)	1	(1)	(130)
Operating profit/(loss)	91	67	285	(13)	(230)	18	(154)	64
Additional information
Return on equity (1)	3.8%	13.3%	8.1%	(5.5%)	(15.0%)	3.9%	nm	(1.4%)
Cost:income ratio (1)	84.0%	49.5%	67.8%	88.9%	nm	87.0%	nm	92.2%
Total assets (£bn)	197.6	26.2	187.4	34.0	270.1	26.6	57.6	799.5
Funded assets (£bn) (1)	197.6	26.2	187.4	34.0	105.9	26.6	55.3	633.0
Net loans to customers - amortised cost (£bn)	172.3	17.0	108.2	13.3	8.4	18.0	23.3	360.5
Loan impairment rate (1)	15bps	61bps	4bps	81bps	nm	(2)bps	nm	14bps
Impairment provisions (£bn)	(1.8)	(0.1)	(2.9)	(0.1)	(0.2)	(0.8)	(0.1)	(6.0)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.1)	-	(0.1)	(0.5)	(0.1)	(2.6)
Customer deposits (£bn)	171.8	32.4	167.7	31.3	2.6	19.6	6.3	431.7
Risk-weighted assets (RWAs) (£bn)	36.7	10.9	75.1	7.5	26.9	11.8	1.4	170.3
RWA equivalent (RWAe) (£bn)	36.7	10.9	75.1	7.5	28.7	11.8	1.6	172.3
Employee numbers (FTEs - thousands)	16.0	1.8	9.6	1.7	2.2	2.7	25.9	59.9
Third party customer asset rate (2)	2.81%	2.38%	2.65%	2.34%	nm	2.33%	nm	nm
Third party customer funding rate (2)	(0.10%)	(0.01%)	(0.01%)	0.05%	nm	(0.07%)	nm	nm
Average interest earning assets (£bn) (1)	186.1	25.2	170.2	32.9	36.5	26.8	nm	509.6
Bank net interest margin (1)	2.03%	1.86%	1.56%	1.03%	na	1.50%	nm	1.66%
nm = not meaningful, na = not applicable.

Refer to page 14 for the notes to this table.

Segment performance
	Quarter ended 31 March 2020
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,007	127	674	111	(40)	97	(34)	1,942
Non-interest income	143	74	334	33	428	32	21	1,065
Own credit adjustments	-	-	-	-	155	-	-	155
Total income	1,150	201	1,008	144	543	129	(13)	3,162
Direct expenses
- staff costs	(135)	(39)	(174)	(32)	(167)	(48)	(324)	(919)
- other costs	(58)	(16)	(73)	(14)	(57)	(24)	(553)	(795)
Indirect expenses	(399)	(63)	(321)	(14)	(74)	(46)	917	-
Strategic costs
- direct	-	-	(2)	(1)	(34)	(1)	(93)	(131)
- indirect	(34)	(5)	(39)	(3)	(8)	(4)	93	-
Litigation and conduct costs	97	-	(1)	3	(2)	-	(93)	4
Operating expenses	(529)	(123)	(610)	(61)	(342)	(123)	(53)	(1,841)
Operating profit/(loss) before impairment (losses)/releases	621	78	398	83	201	6	(66)	1,321
Impairment (losses)/releases	(297)	(29)	(435)	(15)	5	(27)	(4)	(802)
Operating profit/(loss)	324	49	(37)	68	206	(21)	(70)	519
Additional information
Return on equity (1)	15.5%	9.8%	(2.5%)	19.4%	8.7%	(4.2%)	nm	3.6%
Cost:income ratio (1)	46.0%	61.2%	59.1%	42.4%	63.0%	95.3%	nm	57.7%
Total assets (£bn)	186.3	23.4	178.3	33.2	335.7	26.3	34.4	817.6
Funded assets (£bn) (1)	186.3	23.4	178.3	33.2	129.6	26.3	31.8	608.9
Net loans to customers - amortised cost (£bn)	163.7	15.8	109.2	13.6	12.2	18.7	18.1	351.3
Loan impairment rate (1)	72bps	73bps	157bps	44bps	nm	56bps	nm	90bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.7)	-	(0.1)	(0.7)	-	(4.2)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(1.0)	-	(0.1)	(0.6)	-	(2.6)
Customer deposits (£bn)	152.8	29.0	143.9	32.3	5.7	19.3	1.8	384.8
Risk-weighted assets (RWAs) (£bn)	38.2	10.3	76.9	6.8	38.9	12.7	1.4	185.2
RWA equivalent (RWAe) (£bn)	38.2	10.3	77.0	7.1	42.2	12.7	1.7	189.2
Employee numbers (FTEs - thousands)	17.3	1.8	9.5	1.8	5.1	2.9	24.8	63.2
Third party customer asset rate (2)	3.07%	2.81%	3.22%	2.72%	nm	2.28%	nm	nm
Third party customer funding rate (2)	(0.36%)	(0.32%)	(0.18%)	(0.10%)	nm	(0.08%)	nm	nm
Average interest earning assets (£bn) (1)	177.4	22.7	148.4	30.9	36.1	24.9	nm	458.5
Bank net interest margin (1)	2.28%	2.25%	1.83%	1.45%	na	1.56%	nm	1.89%
nm = not meaningful, na = not applicable.

Notes:
(1)   Refer to the Appendix for details of the basis of preparation and reconciliation of non-IFRS performance measures where relevant.
(2)   Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. Third party customer funding rate reflects interest payable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. This excludes intragroup items, loans to banks and liquid asset portfolios. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Comparatives have been restated. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets without these exclusions.

Risk and capital management

Credit risk
Segment analysis - portfolio summary
The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Total
31 March 2021	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	150,004	16,024	72,202	13,857	6,865	13,342	24,730	297,024
Stage 2	24,569	1,876	34,572	2,089	1,413	3,274	111	67,904
Stage 3	1,957	295	2,399	202	111	1,141	-	6,105
Of which: individual	-	295	1,380	202	102	83	-	2,062
Of which: collective	1,957	-	1,019	-	9	1,058	-	4,043
	176,530	18,195	109,173	16,148	8,389	17,757	24,841	371,033
ECL provisions (2)
Stage 1	145	29	255	19	12	42	13	515
Stage 2	851	70	1,599	71	43	249	15	2,898
Stage 3	821	36	937	44	91	452	-	2,381
Of which: individual	-	36	494	44	82	14	-	670
Of which: collective	821	-	443	-	9	438	-	1,711
	1,817	135	2,791	134	146	743	28	5,794
ECL provisions coverage (3,4)
Stage 1 (%)	0.10	0.18	0.35	0.14	0.17	0.31	0.05	0.17
Stage 2 (%)	3.46	3.73	4.63	3.40	3.04	7.61	13.51	4.27
Stage 3 (%)	41.95	12.20	39.06	21.78	81.98	39.61	-	39.00
	1.03	0.74	2.56	0.83	1.74	4.18	0.11	1.56
31 December 2020
Loans - amortised cost and FVOCI (1)
Stage 1	139,956	15,321	70,685	12,143	7,780	14,380	26,859	287,124
Stage 2	32,414	1,939	37,344	2,242	1,566	3,302	110	78,917
Stage 3	1,891	298	2,551	211	171	1,236	-	6,358
Of which: individual	-	298	1,578	211	162	43	-	2,292
Of which: collective	1,891	-	973	-	9	1,193	-	4,066
	174,261	17,558	110,580	14,596	9,517	18,918	26,969	372,399
ECL provisions (2)
Stage 1	134	31	270	14	12	45	13	519
Stage 2	897	68	1,713	74	49	265	15	3,081
Stage 3	806	39	1,069	48	132	492	-	2,586
Of which: individual	-	39	607	48	124	13	-	831
Of which: collective	806	-	462	-	8	479	-	1,755
	1,837	138	3,052	136	193	802	28	6,186
ECL provisions coverage (3,4)
Stage 1 (%)	0.10	0.20	0.38	0.12	0.15	0.31	0.05	0.18
Stage 2 (%)	2.77	3.51	4.59	3.30	3.13	8.03	13.64	3.90
Stage 3 (%)	42.62	13.09	41.91	22.75	77.19	39.81	-	40.67
	1.05	0.79	2.76	0.93	2.03	4.24	0.10	1.66

Notes:
(1)   Fair value through other comprehensive income (FVOCI).
(2)   Includes £7 million (31 December 2020 - £6 million) related to assets classified as FVOCI.
(3)   ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI.
(4)    ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans - amortised cost and FVOCI.
(5)    The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £139.2 billion (31 December 2020 - £122.7 billion) and debt securities of £51.2 billion (31 December 2020 - £53.8 billion).

Risk and capital management
Credit risk continued

Segment analysis - portfolio summary
Key points

●
Stage 1 and Stage 2 ECL reduced during Q1 2021, mainly in the Wholesale portfolios, reflecting an improvement in underlying credit metrics.

●
Stage 3 ECL balances decreased due to the write-off of previously defaulted debt. The extension of various COVID-19 related customer support mechanisms has also mitigated new flows into default. It is expected that defaults will increase once government support mechanisms end.

●
Loan balances in Stage 2 reduced during the quarter but remained elevated following the deterioration in forward-looking probability of default (PD) during H1 2020. In Q4 2020, the forecast economics improved, resulting in reduced PDs and driving some migration of exposure back into Stage 1 during Q1 2021.

●
The economic scenarios driving the ECL requirement, as well as the model performance considerations, were consistent with those described in the NatWest Group plc 2020 Annual Report and Accounts, along with further detail on various aspects of the IFRS 9 process.

Segment analysis - loans
Key points

●
Retail Banking: Balance sheet growth continued during Q1 2021, driven by mortgages, where new lending remained strong. Unsecured lending balances continued to reduce during Q1 2021, as customer spend and demand for unsecured borrowing remained subdued, in line with recent industry trends. Stage 2 balances decreased, primarily as a result of the improved economic outlook since H1 2020, with reduced PDs driving migration back into Stage 1 after conclusion of the three month significant increase in credit risk "persistence" period. Stage 3 ECL increased, predominantly driven by customers exceeding 90 days past due after being unable to resume full repayments following payment holidays that concluded in late 2020. However, the various COVID-19 related customer support schemes (for example, loan repayment holidays and the government job retention scheme) continued to mitigate observable portfolio deterioration in the short-term.

●
Commercial Banking: Balance sheet exposure reduced, with lower demand than Q3 and Q4 2020 for new lending under government support schemes, as well as a decrease in non-scheme lending. The uncertain outlook resulted in delayed investment and low confidence among customers leading to the repayment of revolving credit facilities and working capital facilities as liquidity is optimised. Construction (in Property), Retail and Leisure were the top three sectors for borrowers accessing the government lending schemes. Stage 2 exposure decreased further during the quarter. This was driven by modest improvement in underlying credit metrics resulting in the migration of exposure to Stage 1 coupled with underlying balance reduction. For those balances that migrated to Stage 2 during the period, consistent with prior periods, PD deterioration remained the largest contributor to Stage 2 migration. The flow of exposure into Stage 3 remained low during Q1 2021, as government interventions and relief continue to mitigate against defaults. Sector appetite continued to be regularly reviewed and was adjusted for those sectors most affected by COVID-19, most notably a reduction in off-balance sheet exposures in the Land Transport & Logistics, Oil and Gas and Retail sectors. While Wholesale forbearance increased significantly during the first half of 2020, there has been a reducing trend since then. This continued during Q1 2021 as customers returned to normal repayment schedules. The Leisure, Automotive and Services sectors represented the largest share of forbearance flow in the Wholesale portfolio, by value, in Q1 2021. Payment holidays and covenant waivers were the most common forms of forbearance granted.

●
Ulster Bank RoI: Balance sheet exposure reduced with diminished credit demand caused by ongoing COVID-19 disruption. The weakening of the euro against sterling during the quarter further contributed to this balance sheet reduction. The decrease in ECL reflected continued improvements in the Stage 3 portfolio as well as currency fluctuations.

Movement in ECL provision
The table below shows the main ECL provision movements during the reporting period.
ECL provision
£m
At 1 January 2021	6,186
Changes in economic forecasts	-
Changes in risk metrics and exposure: Stage 1 and Stage 2	(198)
Changes in risk metrics and exposure: Stage 3	58
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	56
Write-offs and other	(308)
At 31 March 2021	5,794

Key points
●
ECL reduced during Q1 2021, reflecting a decrease in underlying exposures as well as foreign exchange movements.
●
Stage 3 defaults continued to be mitigated by COVID-19 support mechanisms. Additionally, broader portfolio deterioration continued to be subdued and resulted in favourable movements in IFRS 9 risk metrics, which lead to some additional post model adjustments being required to ensure provision adequacy.

Risk and capital management
Credit risk continued

Sector analysis
The table below shows ECL, by stage, for the Personal portfolio and key sectors of the Wholesale portfolio, that continue to be affected by COVID-19.
					Off-balance sheet
	Loans - amortised cost & FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 March 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	176,310	26,576	3,212	206,098	37,221	43	181	949	1,201	2,331
Mortgages	168,293	22,389	2,484	193,166	12,523	2	49	309	605	963
Credit cards	2,236	1,219	85	3,540	14,571	-	59	214	65	338
Other personal	5,781	2,968	643	9,392	10,127	41	73	426	531	1,030
Wholesale	120,714	41,328	2,893	164,935	85,777	4,327	334	1,949	1,180	3,463
Property	24,299	12,055	1,236	37,590	16,948	505	126	435	485	1,046
Financial institutions	43,392	3,317	13	46,722	14,220	947	24	94	7	125
Sovereign	4,949	116	9	5,074	1,428	2	17	1	1	19
Corporate	48,074	25,840	1,635	75,549	53,181	2,873	167	1,419	687	2,273
Of which:
Airlines and aerospace	548	1,296	61	1,905	1,773	211	2	36	39	77
Automotive	4,376	1,760	124	6,260	4,173	97	15	67	16	98
Education	752	788	63	1,603	1,131	16	2	43	18	63
Health	2,880	2,624	176	5,680	670	13	13	202	51	266
Land transport and logistics	3,004	1,658	94	4,756	3,110	184	7	102	31	140
Leisure	3,335	5,746	336	9,417	2,223	123	18	362	153	533
Oil and gas	1,052	427	63	1,542	1,749	304	4	25	32	61
Retail	6,719	2,254	182	9,155	5,532	488	15	134	89	238
Total	297,024	67,904	6,105	371,033	122,998	4,370	515	2,898	2,381	5,794
31 December 2020
Personal	166,548	34,352	3,288	204,188	38,960	45	171	996	1,228	2,395
Mortgages	158,387	29,571	2,558	190,516	14,554	3	51	319	635	1,005
Credit cards	2,411	1,375	109	3,895	14,262	-	53	225	76	354
Other personal	5,750	3,406	621	9,777	10,144	42	67	452	517	1,036
Wholesale	120,576	44,565	3,070	168,211	89,845	4,785	348	2,085	1,358	3,791
Property	23,733	13,021	1,322	38,076	16,829	568	123	507	545	1,175
Financial institutions	44,002	3,624	17	47,643	15,935	1,076	23	90	8	121
Sovereign	4,751	204	4	4,959	1,585	2	14	1	2	17
Corporate	48,090	27,716	1,727	77,533	55,496	3,139	188	1,487	803	2,478
Of which:
Airlines and aerospace	753	1,213	41	2,007	1,888	215	2	42	25	69
Automotive	4,383	1,759	161	6,303	4,205	102	17	63	17	97
Education	821	754	63	1,638	1,016	16	2	41	17	60
Health	2,694	2,984	131	5,809	616	14	13	164	48	225
Land transport and logistics	2,868	1,823	111	4,802	3,782	197	8	98	32	138
Leisure	3,299	6,135	385	9,819	2,199	125	22	439	204	665
Oil and gas	1,178	300	83	1,561	2,225	346	4	20	59	83
Retail	6,702	2,282	187	9,171	5,888	512	18	112	101	231
Total	287,124	78,917	6,358	372,399	128,805	4,830	519	3,081	2,586	6,186

Key points
●
Personal: As noted earlier, ECL in Stage 1 and Stage 2 decreased due to continued reduction in unsecured balances and subdued portfolio deterioration, maintaining the reduced PD levels observed in Q4 2020. This resulted in a reduction of Stage 2 assets during Q1 2021. The ECL coverage requirements were broadly stable during Q1 2021.
●
Wholesale: On and off-balance sheet exposure reduced during the quarter with slowing demand for COVID-19 government lending schemes. There was a £0.6 billion increase in government lending schemes in Q1 2021 (refer to the Wholesale Support Schemes table on the following page for further information). When BBLS, CBILS and CLBILS closed, approximately 315,000 applications across all the schemes had been approved, totalling £14.7 billion in new lending, of which, £13.5 billion had been drawdown. 62% of the total new lending by value had been granted through BBLS.  Construction (in Property), Retail and Leisure remained the top three sectors for borrowers accessing the government lending schemes. Sector appetite continued to be regularly reviewed and where appropriate adjusted, for those sectors most affected by COVID-19. Stage 2 exposures reduced during Q1 2021.

Risk and capital management
Credit risk continued

Wholesale support schemes
The table below shows the uptake of the Bounce Back Loan Scheme (BBLS), the Coronavirus Business Interruption Loan Scheme (CBILS) and the Coronavirus Large Business Interruption Loan Scheme (CLBILS) by Wholesale customers, by sector.

	BBLS			CBILS			CLBILS
	Approved	Drawdown	% of BBLS to	Approved	Drawdown	% of CBILS to	Approved	Drawdown	% of CLBILS to
31 March 2021	volume	amount (£m)	sector loans	volume	amount (£m)	sector loans	volume	amount (£m)	sector loans
Wholesale lending by sector
Airlines and aerospace	269	7	0.37%	20	9	0.47%	4	11	0.58%
Automotive	12,969	429	6.85%	584	150	2.40%	27	58	0.93%
Education	2,091	55	3.43%	120	76	4.74%	10	33	2.06%
Health	10,471	327	5.76%	621	100	1.76%	3	24	0.42%
Land transport and logistics	9,107	264	5.55%	392	102	2.14%	3	9	0.19%
Leisure	33,103	1,024	10.87%	2,162	565	6.00%	38	214	2.27%
Oil and gas	335	10	0.65%	14	7	0.45%	-	-	-
Retail	33,127	1,113	12.16%	1,638	430	4.70%	30	107	1.17%
Property	72,172	2,078	5.53%	2,465	692	1.84%	41	120	0.32%
Other (including Business
Banking)	124,611	3,321	3.82%	8,798	1,873	2.15%	86	275	0.32%
Total	298,255	8,628	5.23%	16,814	4,004	2.43%	242	851	0.52%
31 December 2020
Wholesale lending by sector
Airlines and aerospace	253	7	0.35%	21	9	0.45%	4	8	0.40%
Automotive	12,301	416	6.60%	553	139	2.21%	31	58	0.92%
Education	1,943	53	3.24%	111	73	4.46%	11	37	2.26%
Health	9,821	314	5.41%	601	101	1.74%	3	24	0.41%
Land transport and logistics	8,575	255	5.31%	365	97	2.02%	3	5	0.10%
Leisure	31,148	989	10.07%	1,983	512	5.21%	34	173	1.76%
Oil and gas	303	9	0.58%	15	8	0.51%	-	-	-
Retail	31,315	1,078	11.75%	1,548	416	4.54%	29	121	1.32%
Property	67,698	1,996	5.24%	2,350	664	1.74%	41	133	0.35%
Other (including Business
Banking)	118,486	3,181	3.57%	8,504	1,752	1.97%	86	267	0.30%
Total	281,843	8,298	4.93%	16,051	3,771	2.24%	242	826	0.49%

Notes:
(1)  The table contains some cases which as at 31 March 2021 were approved but not yet drawn down. Approved limits as at 31 March 2021 were as follows: BBLS - £9.1 billion (94% drawn); CBILS - £4.3 billion (94% drawn); and CLBILS - £1.3 billion (64% drawn).
(2)  The UK Government schemes ended for new applications on 31 March 2021. NatWest Group will continue to help customers recover and grow, through Pay as You Grow for existing BBLS customers and supporting access to finance through the new Recovery Loan Scheme.

Risk and capital management
Capital, liquidity and funding risk

Introduction
NatWest Group continually ensures a comprehensive approach is taken to the management of Capital, Liquidity and Funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate Capital, Liquidity and Funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Within the 2020 Annual Report and Accounts, NatWest Group outlined a number of COVID-19 specific relief measures which impacted capital and leverage ratios during the year. Below is the one relief measure which was only a temporary amendment and therefore is reverting to the previous rules in 2021.

●
    Prudential Valuation Adjustment (PVA) - From 1 January 2021 the aggregation factor reverts back to 50% from 66%. This has increased NatWest Group's PVA deduction by c.£85 million.

The CRR quick fix addressing COVID-19 relief measures also resulted in the acceleration of a number of changes introduced in CRR2 including prudential amortisation for software, an Infrastructure supporting factor, and a broadening of the SME supporting factor.

Key developments

CET1
The CET1 ratio decreased by 30 basis points to 18.2% reflecting the impact of the directed buy back and associated pension contribution of £1.2 billion (72 basis points), foreseeable dividend accrual of £0.2 billion (11 basis points), partially offset by the reduction in RWAs (c.60 basis points), attributable profit and other reserve movements.

Total RWAs
Total RWAs decreased by £5.6 billion during the period, mainly reflecting a decrease in credit risk RWAs of £4.8 billion as well as a reduction in operational risk RWAs of £0.9 billion following the annual recalculation in Q1 2021. The decrease in credit risk RWAs was mainly driven by reductions in Commercial Banking, Retail Banking and Ulster Bank RoI.  Counterparty credit risk RWAs reduced by £0.5 billion during the period as a result of reduced exposures in NatWest Markets. There were offsetting increases in market risk RWAs of £0.6 billion, mainly driven by higher SVaR-based RWAs.

CRR leverage ratio
The CRR leverage ratio decreased c.20 basis points to 5.0% predominantly due to a £1.0 billion decrease in Tier 1 capital in addition to an £11.2 billion increase in the leverage exposure driven primarily by cash and balances at central banks.

UK leverage ratio	The UK leverage ratio decreased c.20 basis points to 6.2% driven by a £1.0 billion decrease in Tier 1 capital.
Liquidity portfolio
The liquidity portfolio in Q1 2021 remained broadly stable at £263 billion, with primary liquidity decreasing by £0.3 billion to £170 billion. The decrease in primary liquidity was primarily driven by repayment of TFSME funding, buy back of shares owned by the UK Government, pension fund contributions, liability management exercise and the purchase of Metro Bank loans; offset by an increase in deposits and a methodology change to include UBI DAC cash at central banks. The increase in secondary liquidity of £0.7 billion is driven by unencumbrance of assets following TFSME repayment during the quarter.

Risk and capital management
Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements
NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments, known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	2.0%	2.6%	3.5%
Minimum Capital Requirements	6.5%	8.6%	11.5%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	-	-	-
MDA Threshold (2)	9.0%	n/a	n/a
Subtotal	9.0%	11.1%	14.0%
Capital ratios at 31 March 2021	18.2%	21.5%	24.0%
Headroom (3)	9.2%	10.4%	10.0%

Notes:
(1)   Many countries announced reductions in their countercyclical capital buffer rates in response to COVID-19. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020.
(2)   Pillar 2A requirements for NatWest Group are set on a nominal capital basis, which result in an implied 9.0% MDA.
(3)   The headroom does not reflect excess distributable capital and may vary over time.

Risk and capital management
Capital, liquidity and funding risk continued

Capital and leverage ratios
The table below sets out the key capital and leverage ratios.
	CRR basis (1)
	31 March	31 December	31 March
	2021	2020	2020
Capital adequacy ratios	%	%	%
CET1	18.2	18.5	16.6
Tier 1	21.5	21.4	18.8
Total	24.0	24.5	21.4

Capital	£m	£m	£m
Tangible equity	30,126	31,712	32,990

Prudential valuation adjustment	(436)	(286)	(531)
Deferred tax assets	(750)	(760)	(722)
Own credit adjustments	6	(1)	(519)
Pension fund assets	(570)	(579)	(488)
Cash flow hedging reserve	38	(229)	(259)
Foreseeable ordinary dividends	(547)	(364)	-
Foreseeable charges	-	(266)	-
Prudential amortisation of software development costs	524	473	-
Adjustments under IFRS 9 transitional arrangements	1,655	1,747	296
Total deductions	(80)	(265)	(2,223)

CET1 capital	30,046	31,447	30,767
AT1 capital	5,380	4,983	4,051
Tier 1 capital	35,426	36,430	34,818
Tier 2 capital	4,118	5,255	4,883
Total regulatory capital	39,544	41,685	39,701

Risk-weighted assets
Credit risk	125,131	129,914	136,354
Counterparty credit risk	8,579	9,104	13,917
Market risk	9,962	9,362	12,998
Operational risk	21,031	21,930	21,930
Total RWAs	164,703	170,310	185,199

Leverage
Cash and balances at central banks*	140,347	124,489	81,085
Trading assets	65,558	68,990	81,843
Derivatives	122,955	166,523	208,734
Financial assets*	418,290	422,647	421,456
Other assets	22,626	16,842	24,526
Total assets	769,776	799,491	817,644
Derivatives
- netting and variation margin	(126,250)	(172,658)	(220,973)
- potential future exposures	38,279	38,171	46,254
Securities financing transactions gross up	3,249	1,179	2,484
Other off balance sheet items	43,734	45,853	39,580
Regulatory deductions and other adjustments	(14,535)	(8,943)	(8,818)
CRR leverage exposure	714,253	703,093	676,171

CRR leverage ratio % (2)	5.0	5.2	5.1

UK leverage exposure	567,959	572,558	603,070
UK leverage ratio % (3)	6.2	6.4	5.8

*31 March 2020 has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 on page 264 in the NatWest Group plc 2020 Annual Report and Accounts for further details.

Notes:
(1)   Based on CRR end-point including the IFRS 9 transitional adjustment of £1,655 million. Excluding this adjustment, the CET1 ratio would be 17.2%. The amended article for the prudential treatment of software assets was implemented in December 2020, excluding this adjustment the CET1 ratio at 31 March 2021 would be 18.0%.
(2)   Presented on CRR end-point Tier 1 capital (including IFRS 9 transitional adjustment) and leverage exposure under the CRR Delegated Act. Excluding the IFRS 9 transitional adjustment, the leverage ratio would be 4.7%.
(3)   Presented on CRR end-point Tier 1 capital (including IFRS 9 transitional adjustment). The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 6.0%.

Risk and capital management
Capital, liquidity and funding risk continued

Capital flow statement
The table below analyses the movement in CET1, AT1 and Tier 2 capital for the three months ended 31 March 2021.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2021	31,447	4,983	5,255	41,685
Attributable profit for the period	620	-	-	620
Own credit	7	-	-	7
Share capital and reserve movements in respect of employee share schemes	20	-	-	20
Directed buy back	(1,231)	-	-	(1,231)
Foreign exchange reserve	(348)	-	-	(348)
FVOCI reserve	(89)	-	-	(89)
Goodwill and intangibles deduction	40	-	-	40
Deferred tax assets	10	-	-	10
Prudential valuation adjustments	(150)	-	-	(150)
New issues of capital instruments	-	397	-	397
Redemption of capital instruments	-	-	(1,456)	(1,456)
Net dated subordinated debt instruments	-	-	453	453
Foreign exchange movements	-	-	(62)	(62)
Foreseeable ordinary dividends	(183)	-	-	(183)
Adjustment under IFRS 9 transitional arrangements	(92)	-	-	(92)
Other movements	(5)	-	(72)	(77)
At 31 March 2021	30,046	5,380	4,118	39,544

Key points
●
CET1 decrease primarily due to the impact of the directed buy back and associated pension contribution of £1.2 billion, foreseeable dividend accrual of £0.2 billion and other offsetting items.

●
AT1 reflects the £400 million 4.5% Reset Perpetual Subordinated Contingent Convertible Notes issued in March 2021.

●
Tier 2 movement primarily due to the redemption of own debt of £1.5 billion.

Risk and capital management
Capital, liquidity and funding risk continued

Risk-weighted assets
The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2021	129.9	9.1	9.4	21.9	170.3
Foreign exchange movement	(1.1)	(0.2)	-	-	(1.3)
Business movement	(2.2)	(0.3)	0.9	(0.9)	(2.5)
Risk parameter changes (1)	(1.0)	-	-	-	(1.0)
Model updates	(0.5)	-	(0.3)	-	(0.8)
At 31 March 2021	125.1	8.6	10.0	21.0	164.7

The table below analyses segmental RWAs.

				International Banking & Markets			Central
	Retail	Private	Commercial	RBS	NatWest	Ulster	items &
	Banking	Banking	Banking	International	Markets	Bank RoI	other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2021	36.7	10.9	75.1	7.5	26.9	11.8	1.4	170.3
Foreign exchange movement	-	-	(0.3)	(0.1)	(0.4)	(0.5)	-	(1.3)
Business movement	(0.9)	0.3	(2.5)	0.3	0.3	(0.2)	0.2	(2.5)
Risk parameter changes (1)	(0.8)	-	(0.2)	-	-	-	-	(1.0)
Model updates	-	-	(0.5)	-	(0.3)	-	-	(0.8)
At 31 March 2021	35.0	11.2	71.6	7.7	26.5	11.1	1.6	164.7

Credit risk	27.9	9.8	63.3	6.6	5.7	10.2	1.6	125.1
Counterparty credit risk	0.1	0.1	0.2	0.1	8.1	-	-	8.6
Market risk	-	-	0.1	-	9.9	-	-	10.0
Operational risk	7.0	1.3	8.0	1.0	2.8	0.9	-	21.0
Total RWAs	35.0	11.2	71.6	7.7	26.5	11.1	1.6	164.7

Note:
(1)   Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk in line with European Banking Authority Pillar 3 Guidelines.

Key point
●
Total RWAs decreased by £5.6 billion during the period:
o Credit risk RWAs reduced by £4.8 billion mainly driven by a decrease in lending and active capital management in Commercial Banking along with lower unsecured balances and improved risk metrics for key customer portfolios within Retail Banking.  In addition, favourable foreign exchange movements resulted in further reductions.
o Counterparty credit risk RWAs reduced by £0.5 billion, mainly reflecting reduced IMM exposures in NatWest Markets.
o The £0.6 billion increase in market risk RWAs reflected an increase in modelled market risk mainly driven by higher SVaR-based RWAs.
o Operational risk RWAs decreased by £0.9 billion following the annual recalculation in Q1 2021.

Risk and capital management
Capital, liquidity and funding risk continued

Credit risk exposure at default (EAD) and risk-weighted assets (RWAs)
The table below analyses credit risk EADs and RWAs by on and off balance sheet.

					International Banking & Markets
		Retail	Private	Commercial	RBS	NatWest	Ulster	Central items
		Banking	Banking	Banking	International	Markets	Bank RoI	& other	Total
31 March 2021		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
EAD	On balance sheet	265.8	25.2	153.9	37.0	31.3	26.7	1.1	541.0
	Off balance sheet	26.9	0.3	28.5	4.4	4.9	2.1	0.1	67.2
	Total	292.7	25.5	182.4	41.4	36.2	28.8	1.2	608.2

RWAs	On balance sheet	25.6	9.6	49.5	5.4	3.8	9.2	1.6	104.7
	Off balance sheet	2.3	0.2	13.8	1.2	1.9	1.0	-	20.4
	Total	27.9	9.8	63.3	6.6	5.7	10.2	1.6	125.1
31 December 2020
EAD	On balance sheet	254.7	23.7	151.4	34.0	33.4	27.4	0.9	525.5
	Off balance sheet	28.3	0.3	29.3	5.1	5.5	2.2	0.1	70.8
	Total	283.0	24.0	180.7	39.1	38.9	29.6	1.0	596.3

RWAs	On balance sheet	26.7	9.4	52.5	5.1	4.1	9.6	1.4	108.8
	Off balance sheet	2.5	0.2	13.8	1.4	2.1	1.1	-	21.1
	Total	29.2	9.6	66.3	6.5	6.2	10.7	1.4	129.9
31 March 2020
EAD	On balance sheet	225.3	20.3	140.3	32.9	36.9	27.0	0.5	483.2
	Off balance sheet	29.1	0.3	25.4	4.0	7.2	2.1	0.5	68.6
	Total	254.4	20.6	165.7	36.9	44.1	29.1	1.0	551.8

RWAs	On balance sheet	27.6	8.8	56.6	4.6	7.2	10.5	1.2	116.5
	Off balance sheet	3.0	0.2	11.5	1.2	2.7	1.1	0.2	19.9
	Total	30.6	9.0	68.1	5.8	9.9	11.6	1.4	136.4

Liquidity portfolio
The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory liquidity coverage ratio (LCR) categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow coverage purposes.

	Liquidity value
	31 March 2021	30 December 2020	31 March 2020
	NatWest	NatWest	NatWest
	Group (1)	Group (1)	Group (1)
	£m	£m	£m
Cash and balances at central banks	137,410	115,820	73,772
AAA to AA- rated governments	29,406	50,901	55,879
A+ and lower rated governments	7	79	1,362
Government guaranteed issuers, public sector entities and
government sponsored entities	250	272	225
International organisations and multilateral development banks	2,825	3,140	2,431
LCR level 1 bonds	32,488	54,392	59,897
LCR level 1 assets	169,898	170,212	133,669
LCR level 2 assets	114	124	-
Non-LCR eligible assets	-	-	82
Primary liquidity	170,012	170,336	133,751
Secondary liquidity (2)	92,665	91,985	67,668
Total liquidity value	262,677	262,321	201,419

Notes:
(1)
NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc, Coutts & Co and Ulster Bank Limited), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2) (3)
Comprises assets eligible for discounting at the Bank of England and other central banks.
Following a change in methodology in our internal stressed outflow coverage metric, cash placed at Central Bank of Ireland within UBI DAC is now reported in the liquidity portfolio.

Condensed consolidated income statement for the period ended 31 March 2021 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Interest receivable	2,349	2,369	2,683
Interest payable	(418)	(398)	(741)
Net interest income	1,931	1,971	1,942
Fees and commissions receivable	647	653	748
Fees and commissions payable	(141)	(131)	(175)
Income from trading activities	160	71	592
Other operating income (1)	62	(29)	55
Non-interest income	728	564	1,220
Total income	2,659	2,535	3,162
Staff costs	(985)	(986)	(992)
Premises and equipment	(248)	(321)	(258)
Other administrative expenses	(377)	(764)	(398)
Depreciation and amortisation	(205)	(270)	(193)
Operating expenses	(1,815)	(2,341)	(1,841)
Profit before impairment releases/(losses)	844	194	1,321
Impairment releases/(losses)	102	(130)	(802)
Operating profit before tax	946	64	519
Tax charge	(233)	(84)	(188)
Profit/(loss) for the period	713	(20)	331

Attributable to:
Ordinary shareholders	620	(109)	288
Preference shareholders	5	5	8
Paid-in equity holders	87	83	97
Non-controlling interests	1	1	(62)

Earnings per ordinary share	5.1p	(0.9)p	2.4p
Earnings per ordinary share - fully diluted	5.1p	(0.9)p	2.4p

Note:
(1)    31 March 2021 includes £118 million loss on redemption of own debt.

Condensed consolidated statement of comprehensive income for the period ended 31 March 2021 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Profit/(loss) for the period	713	(20)	331
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(508)	(50)	(22)
(Loss)/profit on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	(7)	(72)	188
FVOCI financial assets	1	(21)	(253)
Tax (1)	137	29	-
	(377)	(114)	(87)
Items that do qualify for reclassification
FVOCI financial assets	(118)	81	(143)
Cash flow hedges	(358)	(93)	312
Currency translation	(343)	(149)	358
Tax	113	(4)	(53)
	(706)	(165)	474
Other comprehensive (loss)/income after tax	(1,083)	(279)	387
Total comprehensive (loss)/income for the period	(370)	(299)	718

Attributable to:
Ordinary shareholders	(463)	(389)	662
Preference shareholders	5	5	8
Paid-in equity holders	87	83	97
Non-controlling interests	1	2	(49)
	(370)	(299)	718

Note:
(1)   In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 190.5p per share. This triggered NatWest Group to contribute £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million.

Condensed consolidated balance sheet as at 31 March 2021 (unaudited)
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Assets
Cash and balances at central banks*	140,347	124,489	81,085
Trading assets	65,558	68,990	81,843
Derivatives	122,955	166,523	208,734
Settlement balances	8,013	2,297	9,840
Loans to banks - amortised cost*	7,239	6,955	9,306
Loans to customers - amortised cost	358,728	360,544	351,328
Other financial assets	52,323	55,148	60,822
Intangible assets	6,666	6,655	6,619
Other assets	7,947	7,890	8,067
Total assets	769,776	799,491	817,644

Liabilities
Bank deposits	18,610	20,606	26,733
Customer deposits	453,308	431,739	384,800
Settlement balances	8,234	5,545	8,905
Trading liabilities	70,508	72,256	80,767
Derivatives	116,015	160,705	204,477
Other financial liabilities	43,743	45,811	47,870
Subordinated liabilities	8,078	9,962	10,898
Notes in circulation	2,705	2,655	2,009
Other liabilities	5,926	6,388	7,062
Total liabilities	727,127	755,667	773,521

Equity
Ordinary shareholders' interests	36,792	38,367	39,609
Other owners' interests	5,892	5,493	4,554
Owners' equity	42,684	43,860	44,163
Non-controlling interests	(35)	(36)	(40)
Total equity	42,649	43,824	44,123
Total liabilities and equity	769,776	799,491	817,644

*31 March 2020 has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 on page 264 in the NatWest Group plc 2020 Annual Report and Accounts for further details.

Condensed consolidated statement of changes in equity for the period ended 31 March 2021 (unaudited)

	Share
capital and					Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves (1)	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	13,216	4,999	12,567	13,078	43,860	(36)	43,824
Profit attributable to ordinary shareholders
and other equity owners	-	-	712	-	712	1	713
Other comprehensive income
- Realised gains in period
on FVOCI equity shares	-	-	(3)	3	-	-	-
- Remeasurement of retirement
benefit schemes (2)	-	-	(508)	-	(508)	-	(508)
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	(7)	-	(7)	-	(7)
- Other amounts recognised in equity	-	-	-	(799)	(799)	-	(799)
- Amount transferred from equity to earnings	-	-	-	(19)	(19)	-	(19)
- Tax	-	-	139	111	250	-	250
Preference share and paid-in equity
dividends paid	-	-	(92)	-	(92)	-	(92)
Shares repurchased during the year (3)	-	-	(748)	-	(748)	-	(748)
Shares and securities issued during the year (4)	87	399	-	-	486	-	486
Share-based payments	-	-	(67)	-	(67)	-	(67)
Movement in own shares held (3)	(384)	-	-	-	(384)	-	(384)
At 31 March 2021	12,919	5,398	11,993	12,374	42,684	(35)	42,649

						31 March
							2021
Attributable to:							£m
Ordinary shareholders							36,792
Preference shareholders							494
Paid-in equity holders							5,398
Non-controlling interests							(35)
							42,649
*Other reserves consists of:
Merger reserve							10,881
FVOCI reserve							271
Cash flow hedging reserve							(38)
Foreign exchange reserve							1,260
							12,374

Notes:
(1)   Share capital and statutory reserves includes share premium, capital redemption reserve and own shares held.

(2)   The purchase of ordinary shares triggered NatWest Group to contribute £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million.

(3)   In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 190.5p per share for the total consideration of £1.13 billion. NatWest Group cancelled 391 million of the purchased ordinary shares, amounting to £744 million excluding fees, and held the remaining 200 million in own shares held, amounting to £381 million excluding fees. The nominal value of the Share cancellation has been transferred to the capital redemption reserve.

(4)   AT1 capital notes, classified as paid-in equity, totalling £400 million less fees were issued in March 2021.

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc 2020 Annual Report and Accounts which were prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006.

Going concern
Having reviewed NatWest Group's forecasts, projections, the potential impact of COVID-19, and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for a period of not less than twelve months. Accordingly, the results for the period ended 31 March 2021 have been prepared on a going concern basis.

2. Accounting policies
NatWest Group's principal accounting policies are as set out on pages 264 to 268 of the NatWest Group plc 2020 Annual Report and Accounts. From 1 January 2021, the accounting policies have been updated to reflect the adoption of amendments to IFRS 16 (Leases) covering COVID-19 Related Rent Concessions. The effect of the amendment on NatWest Group's accounts is immaterial.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Group's financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgements are referenced on page 268 of the NatWest Group plc 2020 Annual Report and Accounts. Estimation uncertainty has been affected by the COVID-19 pandemic. Management's consideration of this source of uncertainty is outlined in the relevant sections of NatWest Group plc 2020 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Group plc 2020 Annual Report and Accounts.

It was announced in the UK Government's Budget on 3 March 2021 that the main UK corporation tax rate will increase from 19% to 25% from 1 April 2023. This legislative change has not yet been substantively enacted. The UK Government has also announced a review of the current bank surcharge rate of 8% to ensure that the combined rate of corporation tax, applicable to banking entities, does not increase substantially from its current level when the proposed change to the main UK corporation tax rate comes into effect. NatWest Group has not made an estimate of the impact of the post balance sheet date change in the main UK corporation tax rate on the basis that it is uncertain what the combined rate of corporation tax, applicable to banking entities from 1 April 2023, will be until the UK Government has completed its review of the bank surcharge.

Information used for significant estimates
The COVID-19 pandemic has continued to cause significant economic and social disruption. Key financial estimates are based on management's latest five-year revenue and cost forecasts.  Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods. (Refer to the NatWest Group plc Risk factors in the 2020 Annual Report and Accounts).

Notes
3. Litigation and regulatory matters
NatWest Group plc's 2020 Annual Report and Accounts, issued on 19 February 2021, included disclosures about NatWest Group's litigation and regulatory matters in Note 26. Set out below are the material developments in those matters since publication of the 2020 Annual Report and Accounts.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc is a defendant in a class action relating to alleged manipulation of the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, pending in the United States District Court for the Southern District of New York (SDNY). In July 2019, the SDNY dismissed the complaint for lack of subject matter jurisdiction, but on 17 March 2021, that decision was reversed by the United States Court of Appeals for the Second Circuit. The case will now return to the SDNY for further litigation.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The complaint was dismissed on 31 March 2021, subject to the right of the plaintiffs to replead their case.

EUA trading litigation
Following judgment against NWM Plc in March 2020 in the claim by ten companies (all in liquidation) and their respective liquidators, the High Court in October 2020, quantified damages against NWM Plc at £45 million plus interest and costs and permitted NWM Plc to appeal its judgment to the Court of Appeal. The appeal hearing took place in March 2021 and judgment is awaited.

US Anti-Terrorism Act litigation
NWB Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. In October 2017, the trial court dismissed claims against NWB Plc with respect to two of the 18 terrorist attacks at issue. In March 2019, the trial court granted summary judgment in favour of NWB Plc in respect of the remaining claims. On 7 April 2021, the United States Court of Appeals for the Second Circuit affirmed the trial court's judgment in favour of NWB Plc, subject to the right of the plaintiffs to seek review by the United States Supreme Court.

Regulatory matters
FCA investigation into NatWest Group's compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group's compliance with the UK Money Laundering Regulations 2007 ("MLR 2007") in relation to certain money service businesses and related parties. NatWest Group is co-operating with the investigation, including responding to information requests from the FCA.

On 15 March 2021, the FCA notified NatWest Group that it had commenced criminal proceedings against NWB Plc for offences under regulation 45(1) of the MLR 2007 for alleged failures to comply with regulations 8(1), 8(3) and 14(1) of the MLR 2007 between 11 November 2011 and 19 October 2016, arising from the handling of the accounts of a UK incorporated customer. NWB Plc will be required to attend an initial hearing at Westminster Magistrates' Court on 26 May 2021. Material adverse collateral consequences, in addition to further substantial costs and the recognition of provisions, may occur as a result of these criminal proceedings.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In April 2016, the CBI commenced an investigation into suspected breaches by UBI DAC of specified provisions of the Consumer Protection Code 2006 in its treatment of certain tracker mortgage customers. On 23 March 2021, UBI DAC agreed with the CBI to pay a fine of €37.8 million for breaches of its regulatory obligations in respect of its treatment of tracker mortgage customers. The fine was substantially covered by existing provisions.

4. Post balance sheet events
Other than as disclosed there have been no other significant events between 31 March 2021 and the date of approval of these accounts which would require a change to or additional disclosure in the condensed consolidated financial statements.

Additional information
Presentation of information
'Parent company' refers to NatWest Group plc and 'NatWest Group' refers to NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBI DAC' refers to Ulster Bank Ireland DAC. The term 'RBSI Limited' refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively, and references to 'cents' represent cents in the European Union ('EU').

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies and those for the year ended 31 December 2020 will be filed with the Registrar of Companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR - Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205
	Management presentation	Webcast and dial in details
Date:	29 April 2021	www.natwestgroup.com/results
Time:	9am UK time	International: +44 (0) 203 057 6566
Conference ID:	8242757	UK Free Call: 0800 279 5995 US Local Dial-In, New York: +1 646 741 2115

Available on www.natwestgroup.com/results
●
Q1 2021 Interim Management Statement and slides.
●
A financial supplement containing income statement, balance sheet and segment performance for the quarter ended 31 March 2021.
●
NatWest Group and NWH Group Pillar 3 supplements.

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the COVID-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the COVID-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for Q1 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Appendix

Non-IFRS financial measures

Appendix - Non-IFRS financial measures
As described in the Accounting policies on page 29, NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures
Measure	Basis of preparation	Additional analysis or reconciliation
NatWest Group return on tangible equity
Annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests (NCI) less average intangible assets and average other owners' equity.
Table 1
Segmental return on equity
Segmental operating profit or loss adjusted for preference share dividends and tax divided by average notional tangible equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).
Table 1
Operating expenses analysis - management view
The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, impairment of other intangibles and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Table 2
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table 3
Commentary - adjusted periodically for specific items
NatWest Group and segmental business performance commentary have been adjusted for the impact of specific items such as notable items, operating lease depreciation, strategic costs and litigation and conduct costs.

Notable items - page 5, Operating lease depreciation, Strategic costs and litigation and conduct costs - pages 12 to 14
Net lending in the retail and commercial business	Comprises customer loans in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding UK Government support schemes.	Pages 1 and 4
Bank net interest margin (NIM)	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of average interest-earning assets of the banking business less NWM element.	Table 4

Performance metrics based on but not defined under IFRS
Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table 5
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue (excluding own shares held). Tangible equity is ordinary shareholders' equity less intangible assets.	Page 3
NIM	Net interest income as a percentage of average interest-earning assets.	Page 3
Funded assets	Total assets less derivatives.	Pages 12 to 14
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 12 to 14
Third party customer asset rate
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. This excludes intragroup items, loans to banks and liquid asset portfolios, which are included for the calculation of net interest margin.
Pages 12 to 14
Third party customer funding rate
Third party customer funding rate is calculated as annualised interest payable on third-party customer deposits as a percentage of third-party customer deposits, including interest bearing and non-interest bearing customer deposits. This excludes intragroup items, bank deposits, debt securities in issue and subordinated liabilities.
Pages 12 to 14
Assets under management and administration (AUMA)
Total AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) managed within the Private Banking franchise. AUMs comprise assets under management, assets under custody and investment cash relating to Private Banking customers. AUAs are managed by Private Banking on behalf of Retail Banking and RBSI and a management fee is received in respect of providing this service.

Page 7

Appendix Non-IFRS financial measures
1. Return on tangible equity

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
Profit/(loss) attributable to ordinary shareholders (£m)	620	(109)	288
Annualised profit/(loss) attributable to ordinary
shareholders (£m)	2,480	(436)	1,152
Average total equity excluding NCI (£m)	43,566	43,648	44,018
Adjustment for other owners' equity and intangibles (£m)	(12,333)	(11,895)	(11,911)
Adjusted total tangible equity (£m)	31,233	31,753	32,107
Return on tangible equity (%)	7.9%	(1.4%)	3.6%

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster
	Banking	Banking	Banking	International	Markets	Bank RoI
Quarter ended 31 March 2021	£m	£m	£m	£m	£m	£m
Operating profit/(loss) (£m)	435	64	475	68	(80)	11
Preference share cost allocation (£m)	(20)	(5)	(38)	(5)	(16)	-
Adjustment for tax (£m)	(116)	(17)	(122)	(11)	27	-
Adjusted attributable profit/(loss) (£m)	299	42	315	52	(69)	11
Annualised adjusted attributable profit/(loss) (£m)	1,196	168	1,260	208	(276)	44
Average RWAe (£bn)	35.8	11.0	73.6	7.4	29.2	11.4
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.2	1.4	8.5	1.2	4.4	1.8
Return on equity	23.0%	12.4%	14.9%	17.5%	(6.3%)	2.5%

Quarter ended 31 December 2020
Operating profit/(loss) (£m)	91	67	285	(13)	(230)	18
Preference share cost allocation (£m)	(22)	(5)	(38)	(5)	(17)	-
Adjustment for tax (£m)	(19)	(17)	(69)	3	69	-
Adjusted attributable profit/(loss)(£m)	50	45	178	(15)	(178)	18
Annualised adjusted attributable profit/(loss) (£m)	200	180	712	(60)	(712)	72
Average RWAe (£bn)	36.1	10.7	75.9	7.1	31.5	11.9
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.2	1.3	8.7	1.1	4.7	1.8
Return on equity	3.8%	13.3%	8.1%	(5.5%)	(15.0%)	3.9%

Quarter ended 31 March 2020
Operating profit/(loss) (£m)	324	49	(37)	68	206	(21)
Preference share cost allocation (£m)	(22)	(6)	(38)	(5)	(17)	-
Adjustment for tax (£m)	(85)	(12)	21	(9)	(53)	-
Adjusted attributable profit/(loss) (£m)	217	31	(54)	54	136	(21)
Annualised adjusted attributable profit/(loss) (£m)	868	124	(216)	216	544	(84)
Average RWAe (£bn)	38.7	10.2	74.1	7.0	41.9	12.8
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.6	1.3	8.5	1.1	6.3	2.0
Return on equity	15.5%	9.8%	(2.5%)	19.4%	8.7%	(4.2%)

Appendix Non-IFRS financial measures
2. Operating expenses analysis
Statutory analysis (1,2)
	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
Operating expenses	£m	£m	£m
Staff costs	985	986	992
Premises and equipment	248	321	258
Other administrative expenses	377	764	398
Depreciation and amortisation	205	270	193
Total operating expenses	1,815	2,341	1,841

Non-statutory analysis
	Quarter ended
	31 March 2021
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	111	-	874	985
Premises and equipment	16	-	232	248
Other administrative expenses	23	16	338	377
Depreciation and amortisation	10	-	195	205
Total	160	16	1,639	1,815

	Quarter ended
	31 December 2020
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	147	-	839	986
Premises and equipment	63	-	258	321
Other administrative expenses	54	194	516	764
Depreciation and amortisation	62	-	208	270
Total	326	194	1,821	2,341

	Quarter ended
	31 March 2020
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	73	-	919	992
Premises and equipment	13	-	245	258
Other administrative expenses	43	(4)	359	398
Depreciation and amortisation	2	-	191	193
Total	131	(4)	1,714	1,841

Notes:
(1)    On a statutory, or GAAP, basis strategic costs are included within staff costs, premises and equipment, depreciation and amortisation, impairment of other    intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)    On a statutory, or GAAP, basis litigation and conduct costs are included within other administrative expenses.

Appendix Non-IFRS performance measures
3. Cost:income ratio

				International Banking & Markets			Central	Total
	Retail	Private	Commercial	RBS	NatWest	Ulster	items	NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
Quarter ended 31 March 2021	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(587)	(121)	(583)	(57)	(275)	(125)	(67)	(1,815)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(587)	(121)	(548)	(57)	(275)	(125)	(67)	(1,780)
Total income	1,056	185	941	123	189	124	41	2,659
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,056	185	906	123	189	124	41	2,624
Cost:income ratio	55.6%	65.4%	60.5%	46.3%	145.5%	100.8%	nm	67.8%

Quarter ended 31 December 2020
Operating expenses	(818)	(91)	(656)	(112)	(301)	(114)	(249)	(2,341)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(818)	(91)	(621)	(112)	(301)	(114)	(249)	(2,306)
Total income	974	184	951	126	73	131	96	2,535
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	974	184	916	126	73	131	96	2,500
Cost:income ratio	84.0%	49.5%	67.8%	88.9%	nm	87.0%	nm	92.2%

Quarter ended 31 March 2020
Operating expenses	(529)	(123)	(610)	(61)	(342)	(123)	(53)	(1,841)
Operating lease depreciation	-	-	36	-	-	-	-	36
Adjusted operating expenses	(529)	(123)	(574)	(61)	(342)	(123)	(53)	(1,805)
Total income	1,150	201	1,008	144	543	129	(13)	3,162
Operating lease depreciation	-	-	(36)	-	-	-	-	(36)
Adjusted total income	1,150	201	972	144	543	129	(13)	3,126
Cost:income ratio	46.0%	61.2%	59.1%	42.4%	63.0%	95.3%	nm	57.7%

4. Net interest margin
	Quarter ended or as at
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
NatWest Group net interest income	1,931	1,971	1,942
Less: NWM net interest income	7	2	40
Net interest income excluding NWM	1,938	1,973	1,982
Annualised net interest income	7,831	7,820	7,811
Annualised net interest income excluding NWM	7,860	7,828	7,972
Average interest earning assets (IEA)	512,237	509,598	458,514
NWM average IEA	32,429	36,515	36,113
Bank average IEA excluding NWM	479,808	473,083	422,401

Net interest margin	1.53%	1.54%	1.70%
Bank net interest margin (NatWest Group NIM excluding NWM)	1.64%	1.66%	1.89%

5. Loan:deposit ratio
	As at
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Loans to customers - amortised cost	358,728	360,544	351,328
Customer deposits	453,308	431,739	384,800
Loan:deposit ratio (%)	79%	84%	91%

Date: 29 April 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary